Iain J Mackay

Group Finance Director

BY EDGAR

11 January 2016

Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:      HSBC Holdings Plc

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed February 26, 2015

File No: 001-14930

Dear Mrs Sullivan:

Thank you for your letter dated 10 December 2015. We have repeated below the comment in your letter, followed by our response.

Unless the context requires otherwise, ‘HSBC Holdings’, ‘HSBC’, ‘we’, ‘us’, ‘issuer’ and ‘our’ refer to HSBC Holdings Plc.

Form 20-F for the Fiscal Year Ended December 31, 2014

Note 35 – Called-Up Share Capital and Other Equity Instruments, page 437

Additional Tier 1 Capital – Contingent Convertible Securities, page 438

1.	We note your disclosure regarding the US$5.681 billion of perpetual subordinated contingent convertible securities issued as of December 31, 2014, and that you issued an additional US$2.25 billion during March 2015. In your disclosure, you indicate that you have classified these instruments as equity, due in part to the fact that the securities will be convertible into ordinary shares of HSBC, at a pre-determined price, should HSBC’s consolidated, end point CET 1 ratio fall below 7.0%. Your disclosure goes on to state that per the terms of the securities, on bail-in the securities will convert into ordinary shares at a conversion price of £2.70, subject to certain anti-dilution and foreign exchange adjustments. Given that the conversion price appears to be denominated in a foreign currency that is different than the US$ and Euro denominated perpetual subordinated contingent convertible securities, please tell us how you considered whether there was an embedded derivative that was required to be bifurcated and accounted for at fair value. To the extent that you have bifurcated an embedded derivative related to these instruments, please tell us the value recorded as of December 31, 2014 and September 30, 2015, and consider expanding your disclosure in future filings to discuss this fact.

HSBC Holdings plc

Level 42, 8 Canada Square, London E14 5HQ

Tel: 020-7991 8888 Fax: 020-7992 4872

Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ

Incorporated in England with limited liability

Iain J Mackay

Group Finance Director

In your comment, you refer to our disclosures in the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (‘2014 Form 20-F’), where we stated that ‘the securities will convert into ordinary shares at a conversion price of £2.70, subject to certain anti-dilution and foreign exchange adjustments’. Under the contractual terms of the securities, if HSBC’s end-point common equity tier 1 ratio (‘CET 1 ratio’) falls below 7%, the securities will convert into a fixed number of ordinary shares. Such fixed number of ordinary shares is determined by dividing the relevant securities’ principal amount by a fixed conversion price set in the same currency as such securities, but which is determined on the date of issuance by converting £2.70 into the relevant currency at the prevailing rate of exchange on that date. For our perpetual subordinated contingent convertible securities issued as of December 31, 2014, the conversion price determined on issuance was US$4.35578 for the securities denominated in US dollars and €3.37514 for the securities denominated in euros.

HSBC considered whether there was a requirement, under International Accounting Standard 32 Financial Instruments: Presentation (‘IAS 32’), to present separately any component of the securities and concluded that there is not because all the components meet the definition of equity under paragraph 16 of IAS 32. This is because HSBC has no obligation to transfer cash or a variable number of its own ordinary shares to holders under any circumstances outside its control. Being classified as equity in their entirety under IAS 32, the securities are therefore outside the scope of the embedded derivatives bifurcation analysis under International Accounting Standard 39 Financial Instruments: Recognition and Measurement.

HSBC Holdings plc

Level 42, 8 Canada Square, London E14 5HQ

Tel: 020-7991 8888 Fax: 020-7992 4872

Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ

Incorporated in England with limited liability

Iain J Mackay

Group Finance Director

HSBC proposes to clarify its disclosure in future filings, commencing with the Form 20-F for the fiscal year ended December 31, 2015, to state that the securities have fixed currency conversion prices. The proposed amendments are set out below, showing revisions to the original wording as marked:

‘The contingent convertible securities are undated and are repayable, at the option of HSBC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the securities are repayable at the option of HSBC in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA. These securities rank pari passu with HSBC’s dollar and sterling preference shares and are therefore ahead of ordinary shares. The contingent convertible securities will be converted into fully paid ordinary shares of HSBC, at a pre-determined price, should HSBC’s consolidated, end-point CET1 ratio fall below 7.0%. Therefore, per the terms of the securities, if the end-point CET1 ratio breaches the 7.0% trigger, ~~on bail-in~~ the securities will convert into ordinary shares at fixed contractual conversion prices in the issuance currencies of the relevant securities equivalent to £2.70 at the prevailing rate of exchange on the issuance date ~~a conversion price of £2.70~~, subject to certain anti-dilution ~~and foreign exchange~~ adjustments~~, and will rank pari passu with the fully paid ordinary shares in issue~~’.

In connection with the responses provided above, HSBC Holdings plc hereby acknowledges that:

•	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referred to above; and
•	HSBC Holdings plc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ I. J. Mackay

Name: I. J. Mackay

Title:  Group Finance Director

HSBC Holdings plc

Level 42, 8 Canada Square, London E14 5HQ

Tel: 020-7991 8888 Fax: 020-7992 4872

Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ

Incorporated in England with limited liability